VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 (the “Annual Report”) Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
With respect to the above captioned filing, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated March 30, 2006 (the “Second Comment Letter”).
We have included the Staff’s comments in the order presented in the Second Comment Letter and numbered according to the numbering scheme employed in the Second Comment Letter.
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 47
Covenants, page 52
1.	Refer to your response to our comments 3 and 4. Please confirm that you will present the disclosure provided in your responses in future filings.
The Company intends to present the disclosure provided in the Company’s letter filed on March 13, 2006, (the “First Company Letter”) in response to the Staff’s comments 3 and 4 in the comment letter dated February 28, 2006 (the “First Comment Letter”) in all future filings where such disclosure is applicable.
Summary of Critical Accounting Policies
Revenue Recognition, page 59
2.	Refer to your response to our comment 5. As you state in your response that the cumulative effect of revised estimates were immaterial, please confirm that you will provide this disclosure in future filings. In addition, confirm that you will disclose in future filings that the company had no cost overruns that had a material adverse effect on the financial performance in either of the periods presented as noted in your response.
The Company intends to disclose in future filings whether the cumulative effect of revised estimates during the applicable period(s) was material or immaterial. The Company also intends to disclose in future filings whether the Company had cost overruns during the applicable period(s) that had a material adverse effect on financial performance.

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3.	Clarify to us where you classified on the statement of operations the $3.6 million in anticipated losses relating to your CATI contracts acquired in 2005.
Consistent with the guidance in SFAS 141, Business Combinations, the Company recognized approximately $3.6 million in increased goodwill and deferred revenue related to the purchase accounting adjustments made to reflect the estimated fair value of the CATI contracts acquired in 2005. The Company recognized as revenue in the year ended September 30, 2005, approximately $3.2 million of previously deferred revenue related to acquired CATI contracts.
Note 12. Stock Appreciation Rights, page 87
4.	We note your response to our comments 8 and 9 and we reissue our comments. Please provide us, in disclosure type format, all the disclosures required by FAS 123 such as the weighted average exercise prices of options exercised and forfeited during the year. Provide the significant assumptions used during the year to estimate the appraised values of options, including the following weighted-average information: (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends.
The tables attached to this letter as Exhibit A set out the disclosures required by FAS 123 and the assumptions used to value a share of Alion common stock and the Company’s grants of phantom stock and stock appreciation rights as of September 30, 2005, and 2004. The Company uses the intrinsic value method to recognize stock-based compensation expense. There is no established public trading market for Alion’s common stock. The ESOP is the only holder of our common stock. The Company uses an independent third party valuation firm to determine the fair market value of a share of Alion common stock. Alion does not expect to pay any dividends on its common stock. The terms of the senior credit facility and the subordinated note prohibit us from paying dividends without the consent of the respective lenders. We currently intend to retain future earnings, if any, for use in the operation of our business.
Note 14. Segment Information and Customer Concentration, page 90
5.	Refer to your response to our comment 10. We believe that you meet the scope of FAS 131 under paragraph 9 since you are required to file financial statements with the Securities and Exchange Commission. Also, paragraph 17 of FAS 131 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent wit the objective and basic principals of the Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the areas noted in the paragraph. We do not believe that you meet criteria a or b of paragraph 17 of FAS 131 to aggregate your operating segments. For instance, it does not appear that defense operations would provide similar services or have a similar production process to information technology. Please provide, in disclosure type format, all the disclosures required by FAS 131 or clarify why this disclosure is not applicable.

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Pursuant to our review of SFAS 131, we believe single segment reporting is consistent with paragraphs 16 and 17 of the standard because the nature of the technology consulting services we provide and the economic characteristics of those services are consistent across the Company. Alion competes with and operates in a similar fashion as other companies in the government contracting community, which continue to report as single segments. Please refer to the competitors identified on page 19 of the Company’s Annual Report. The discussion below provides background information regarding Alion’s structure followed by discussion of the criteria set forth in SFAS 131, in particular, paragraphs 16 and 17 of the standard.
Organization
The Company provides technology consulting services, predominantly to U.S. federal government customers. As noted on page three of the Annual Report, we offer scientific research and development, engineering, and information technology consulting and support services in a range of specialized fields which we refer to as Core Business Areas (CBA) to provide a market-focused description of our services in our Annual Report. No organizational or operating structure within Alion is identified with CBAs. We do not prepare any financial information (other than revenue) by CBA. We determine revenue dollars by CBA, as shown on page three of our Annual Report, based on comparing each individual contract’s statement of work to the technology consulting services ascribed to each CBA.
Reportable Segments — SFAS 131, Paragraph 16
We believe our operations constitute a single segment within the scope of paragraph 16, as there is no business unit or subset of Company operations that could appropriately be regarded as a separate operating segment within the scope of paragraph 10 of SFAS 131. Alion is divided into separately identifiable business units principally for administrative purposes. The administrative organization of the Company does not drive the measurement of Alion’s performance: in fact the Company’s performance is more appropriately measured by our contracts, which are performed across the Company as a whole, irrespective of business units.
Organizationally, the Company is divided into three sectors each with approximately three groups. Each group has approximately four operations, and each operation has approximately three divisions. These business units have been organized principally for administrative convenience. Alion employs three senior sector managers who supervise a wide array of contractual activities and staff who perform technology consulting services. The organizational structure functions as one segment within the meaning of paragraph 16. The Company regularly transfers contracts and personnel among managers and organizational units with the goal of maintaining comparably-sized pools of activities and personnel to achieve a consistent level of oversight for the contracts and staff in each of our organizational units.
Although the Company is divided into three sectors, its business is focused and managed at the contract level, without regard as to which business units are performing a given contract. Day-to-day management and performance oversight of our contracts occurs by individual contract task order at the division level, many levels subordinate to the sector-level. Even though a particular sector may notionally “own” a contract, a business unit within another sector may actually perform the work and “own” a particular task order under that same contract.

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Internally, we report revenue from contracts assigned to sector managers on a GAAP basis as well as related accounts receivable. Revenue and receivables are the only business unit financial metrics for which industry practice for internal reporting and regulatory compliance do not differ materially from GAAP guidance. We do not provide any other GAAP-based measure of financial performance at either the contract level or associated with a particular business unit.
While the Company reports overall financial results in GAAP format, management internally uses an industry-specific metric rather than GAAP-based measures to evaluate contract performance. Alion does not maintain any system or method of reporting that characterizes the costs of contract performance on even a modified GAAP-basis. Management evaluates performance by focusing on, among other items, the following types of contractual issues:
•	contract mix by type (fixed versus flexibly-priced)

•	performance risks at the task or delivery order level

•	progress against contract milestones

•	status of customer funding

•	status of invoices to customers and related collections

•	business development opportunities for particular anticipated procurement activities

•	the percentage of time staff devotes to technology consulting services
Such contractual issues pertain to our overall business operations and are neither unique to any organizational area nor, in general, to any particular sub-set of government customer. For example, on page 17 of the Annual Report, we discuss our business development activities. On page 20, we note our significant contracts and their percentage of our overall revenue. In general, we perform these contracts throughout each organizational unit. On pages 22 — 24 we discuss, among other items, the importance of and risks associated with:
•	accurately estimating costs of contract performance including staff time engaged in contract-related efforts

•	our contract mix and the impact of cost-plus contracts

•	the impact of fixed-price contracts

•	business development risks from the competitive bidding process and industry competition
Management believes that the Company’s organizational units do not in fact constitute separate operating segments for which discrete GAAP-based financial information is available. Even if one were to assume, contrary to fact, that some subset of the Company’s operations constituted separate segments in accordance with paragraphs 10 to 15 of SFAS 131, it would still be appropriate to report Alion’s results as a single-segment business because paragraph 16 of the standard would permit us to aggregate any such assumed segments into a single reporting unit based on their economic attributes. The following discussion explains why we believe that any combination of Alion’s organizational units should appropriately be aggregated into a single segment in accordance with the criteria set forth in paragraph 17 of SFAS 131.

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Aggregation Criteria — SFAS 131, Paragraph 17
1. Objective and Basic Principles of SFAS 131:
The Company predominantly provides technology consulting services to U.S. federal government customers and the vast majority of the Company’s revenues come from contracts with those customers.1 The Company delivers those services through its employees, and to a lesser extent, subcontractors. There is a reasonably consistent ratio between contract revenue, staffing levels and costs, subcontractor costs, and contract profitability. Staffing levels and subcontractor costs fluctuate with customer demand. New contracts or expanded demand for the Company’s technology consulting services typically generate both increased revenue and increased staff levels. Contract expirations or losses lead to decreased contract revenues and decreased staff costs as under-utilized employees are often hired away by competitors. Profit and fee margins associated with our contracts are reasonably consistent across the Company without regard to administrative reporting structure. Therefore, single segment reporting provides users of the Company’s financial statements with an understandable picture of the Company’s overall performance, and allows those users to make informed judgments about the Company as a whole.
The Company incurred its significant debt level principally to acquire the contracts in the initial IITRI transaction and subsequent acquisitions. These contracts, new contracts awarded to the Company since the IITRI acquisition, and contracts obtained through the acquisitions consummated by the Company generate the Company’s revenue and ultimately its cash inflows. Accounts receivable aging and collections are reasonably consistent across each sector and the Company as a whole. Payment terms from customers and payment terms to suppliers tend to mirror each other with the result that cash outflows for expenses reasonably track cash inflows from customers. In general, operating cash flows across the sectors do not differ materially. Therefore, single segment reporting provides users of the Company’s financials with appropriate information to assess the Company’s prospects for future net cash flows.
The boundaries of the Company’s organizational units are fluid. The Company’s technology consulting contracts are preformed across the Company as a whole, irrespective of any individual business units. Multiple business units routinely perform work under a single contract. Contracts are sometimes shifted from one unit to another, principally for administrative reasons, as are the staff providing services for those contracts. As a result, we believe reporting financial results for the Company’s separate sectors would not be informative and would be potentially misleading to readers of the Company’s financial statements.
As discussed above, reporting financial results on a single segment basis provides employee-investors, lenders and other users of the Company’s financial statements with appropriate information to be able to (a) understand the Company’s performance, (b) assess the Company’s prospects for future net cash flows and (c) make informed judgments about the Company as a whole. Therefore, single segment reporting is consistent with the objective and basic principles of SFAS 131 (per paragraph 3 of SFAS 131).
2. Similar Economic Characteristics:
The following other economic similarities apply uniformly across the Company.
(a) All Company technology consulting services are performed under similar types of government contracts (i.e., cost-reimbursement, fixed price, and time-and-material type contracts). No organizational unit of the Company operates exclusively under a specific type of contract. Government customer program requirements determine the type of contract used for a particular project, not the specific type of service the Company is providing.

[1]	For fiscal years ended September 30, 2005 and 2004, revenues from Company contracts with the U.S. federal government represented approximately 96% and 98%, respectively, of total Company revenues. (See page fifteen of the Annual Report.)

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(b) In general, economic conditions in the government technology consulting services market place tend to affect each of our technical service offerings in a similar manner. For example, fluctuations in the U.S. government budget appropriations process tend to uniformly affect the operations in the government technology consulting services industry and of our Company (as a member of that industry), since the branches of the Department of Defense, the U.S. intelligence agencies and the civilian agencies collectively represent a large percentage of our customer base.
(c) The profit and fee margins, the cash flow and working capital requirements, and the capital expenditure requirements associated with our contracts are reasonably consistent across the Company. Profit and fee margins are consistent across the Company because the negotiated fee percentages on all of our government contracts are within ranges that are established by the government. Working capital structure and operating cash flow requirements are consistent across the Company because accounts receivable serve as the primary component of working capital with respect to each of our government contracts. Capital expenditure requirements, primarily for office furniture and computer equipment, are consistent across the Company because we are a primarily a provider of technology consulting services; product sales are an incidental part of those services. (See the First Company Letter in which we disclosed that software revenue sales constitute a minor fraction of one percent of our total sales.)
(d) As mentioned above, in our Annual Report, management explains to readers of Alion’s financial statements that business, industry and operating risk factors such as contract mix, recovery of pre-contract costs or other expenses, the unpredictability of the competitive bidding process and our need to manage and retain skilled employees apply consistently across the operations of the Company. As such, the external economic environment in which the Company operates affects the Company’s contracts in a similar and consistent manner.
3. Segment Similarities:
     (a) The Nature of the Products and Services:
The Company is a provider of technology consulting services to U.S. federal government customers. Regardless of the particular “flavor” of service, i.e., whether it is defense operations, information technology, spectrum engineering or marine engineering services, all the Company’s services are technology consulting services provided to U.S. government customers by highly skilled and well-educated Company employees. Please see paragraph three on page 15 of our Annual Report.

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      (b) Nature of the Production Process:
The business processes we use to successfully produce and deliver acceptable technology consulting services to government customers are consistent throughout the entire Company. These processes do not differ based on the nature of the specific government technology service provided to any given customer. Those business processes include:
•	Project management — Successful project management depends on experienced program managers having the ability to carefully manage project costs, provide timely input to ensure accurate billing of contract costs and fees, and when applicable, participate in certain aspects of contract administration. Given the consistent nature of the Company’s technology consulting services, program managers can be transferred between business units of the Company and provide effective project management irrespective of the specific nature of the service being provided to a customer.

•	Project Performance — The technology consulting services provided under each of our contracts requires similar levels of personnel expertise and experience. (See organizational discussion above.)

•	Contract administration — Administration and execution of the Company’s contracts is a crucial element of the Company’s business. The Company employs a staff of contract administrators who are particularly skilled in the federal government contracting process. Each of those administrators is generally capable of administering any of the Company’s contracts, regardless of which part of the Company is performing a particular contract.

•	Federal procurement process — The government contracting business is a unique industry where all contract bidders are subject to the same set of complex rules and regulations covering the procurement of goods and services by the U.S. government. The many agencies and departments of the U.S. government are also subject to a set of complex rules and regulations covering the procurement and execution of contracts, including standard terms and conditions. Given the nature and regulations of the federal contracting environment, participants in this industry tend to operate in a similar manner. One requirement of a successful contractor is a comprehensive knowledge of the regulations. Once obtained, contractors typically use this kind of knowledge to secure work across all agencies of the federal government. In recent years, changes within the government procurement process have focused on larger contracts that have lead to greater work-sharing opportunities across the Company’s operations. For example, we are now using our contract to manage the Weapons System Technology Information Analysis Center to perform work we have previously performed under our contract with the Joint Spectrum Center of the Defense Information Systems Agency.
      (c) Type or Class of Customer:
The Company earns nearly all of its revenue, directly or indirectly (as a subcontractor to large prime contractors), from U.S. federal government customers. In keeping with wide-spread industry practice, the Company considers its revenue from contracts with higher-tier

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contractors to be government customer revenue because the revenue ultimately derives from government agencies and because such contracts flow down the government’s prime contract terms and conditions to lower tier contractors. As shown of page fifteen of our Annual Report, the Company’s customer concentration is significant. Revenues derived from contracts with various agencies of the federal government were approximately 96% and 98% for the fiscal years ended September 30, 2005, and 2004, respectively.
     (d) Methods Used to Distribute Products or Provide Services:
Our method of providing technology consulting services is consistent across the Company. Employees provide those services in company or customer offices depending upon customer demands. In some cases, a customer may request that certain Company employees provide services on-site at the government’s location, and that other employees provide technology consulting services at Company-owned facilities. The Company maintains a broad-ranging ability to provide technology consulting services wherever and whenever our customers require. Location is dependent on specific customer requests, and is not considered to be a differentiator.
     (e) Nature of the Regulatory Environment
All technology consulting services in support of federal contracts are subject to and must comply with government contracting guidelines, in particular the Federal Acquisition Regulation which dictates standard contract terms and conditions and the Cost Accounting Standards. Moreover, all costs and contracts are subject to audit by the Defense Contract Audit Agency as well as other customer-designated audits and reviews. As such, almost all of the Company’s contracts are subject to the same regulatory environment.
Conclusion
The Company believes that having considered each of the requirements underlying aggregation of segments, as well as the qualitative assessment of the overall objectives of segment reporting disclosure guidance, reporting results for the Company as a single segment continues to be appropriate. Management believes that reporting the Company’s results of operations in multiple segments would increase the detail presented but would not provide investors with a better understanding of the Company’s performance. Given the similarity in business risks, margins, capital expenditures, and the labor-intensive nature of the technology consulting services we provide, segment reporting would not provide additional insight as to future cash flows or the prospects of the Company. Moreover, given the foregoing, the Company fears that separate segment reporting could be misleading to investors.
Note 17. Commitments and Contingencies
Legal Proceedings, page 93
Joseph Hudert vs. Alion; Frank Stotmeister vs. Alion, page 94
6.	Refer to your response to our comment 11. Please confirm that you will clarify what you mean by “St. Paul Travelers has assumed defense of these lawsuits subject to a reservation of rights to deny coverage” in future filings as provided in your response.

File No. 333-89756

The Company will clarify what is meant by the statement that “St. Paul Travelers has assumed defense of these lawsuits subject to a reservation of rights to deny coverage” in all future filings where such disclosure is appropriate.
*     *     *     *
     Please call the undersigned at (703) 918-4493 with any questions. We appreciate the Staff’s efforts with respect to our 2005 Annual Report.

Sincerely,
Alion Science and Technology Corporation
/s/ John M. Hughes
John M. Hughes Executive Vice President, Chief Financial Officer and Treasurer

cc:	Bahman Atefi, Chairman and CEO, Alion Jim Fontana, Senior Vice President and GC, Alion Marc Paul, Baker & McKenzie LLP Kurt Gabouer, KPMG LLP

Exhibit A
Alion Science and Technology Corporation
Stock-based Compensation Disclosures per FAS 123
Phantom Stock
Fiscal Year Ended September 30, 2004

				Grant
		Shares		Date
	Shares	Granted	Total	Price
	Granted to	to	Shares	per	Outstanding	Outstanding				Exercisable	Risk Free Interest		Expected
Date of Grant	Employees	Directors	Granted	Share	at 10/1/03	at 9/30/04	Forfeitures	Exercised	Expired	at 9/30/05	Rate	Volatility	Life

February 2003	171,000	—	171,000	$10.00	171,000	171,000	—	—	—	—	4.06% - 4.49%	60%	5 yrs
November 2003	52,685		52,685	$14.71	52,685	52,685	—	—	—	—	4.06% - 4.49%	60%	5 yrs
Total	223,685	—	223,685		223,685	223,685	—	—	—	—
Weighted Average Exercise Price	$11.11	$—	$11.11		$11.11	$11.11	$—	$—	$—	$—
Alion Science and Technology Corporation
Stock-based Compensation Disclosures per FAS 123
Phantom Stock
Fiscal Year Ended September 30, 2005

		Shares		Grant
	Shares	Granted	Total	Date
	Granted to	to	Shares	Price per	Outstanding	Outstanding				Exercisable	Risk Free Interest		Expected
Date of Grant	Employees	Directors	Granted	Share	at 10/1/04	at 9/30/05	Forfeitures	Exercised	Expired	at 9/30/05	Rate	Volatility	Life

February 2003	171,000		171,000	$10.00	171,000	171,000	—	—	—	—	4.06% - 4.49%	60%	5 yrs
November 2003	52,685		52,685	$14.71	52,685	52,685	—	—	—	10,537	4.06% - 4.49%	60%	5 yrs
January 2005	306,177		306,177	$19.94	—	306,177	—	—	—	—	3.10% - 3.60%	45%	3 yrs
January 2005	5,015		5,015	$19.94	—	5,015	—	—		—	3.10% - 3.60%	45%	4 yrs
August 2005	2,960		2,960	$33.78	—	2,960	—	—	—	—	3.72% - 3.77%	45%	3 yrs
Total	537,838	—	537,838		223,685	537,838	—	—	—	10,537
Weighted Average Exercise Price	$16.34	$—	$16.34		$11.11	$16.34	$—	$—	$—	$14.71

Alion Science and Technology Corporation
Stock-based Compensation Disclosures per FAS 123
Stock Appreciation Rights
Fiscal Year Ended September 30, 2004

	Shares	Shares	Total
	Granted to	Granted to	Shares	Exercise	Outstanding	Outstanding				Exercisable	Risk Free Interest
Date of Grant	Employees	Directors	Granted	Price	at 10/1/03	at 9/30/04	Forfeitures	Exercised	Expired	at 9/30/05	Rate	Volatility	Expected Life

December 2002	64,250	29,400	93,650	$10.00	93,350	70,650	3,800	18,900	—	14,130	4.06% - 4.49%	60%	5 yrs
May 2003	300		300	$11.13	300	300	—	—	—	60	2.70% - 3.30%	55%	5 yrs
June 2003	300		300	$11.13	300	300	—	—	—	60	2.70% - 3.30%	55%	5 yrs
November 2003	129,550	12,600	142,150	$14.71	—	139,050	3,100	—		—	4.06% - 4.49%	60%	5 yrs
Total	194,400	42,000	236,400		93,950	210,300	6,900	18,900	—	14,250
Weighted Average Exercise Price	$13.14	$11.41	$12.84		$10.01	$13.12	$12.12	$10.00	$—	$10.01
Alion Science and Technology Corporation
Stock-based Compensation Disclosures per FAS 123
Stock Appreciation Rights
Fiscal Year Ended September 30, 2005

	Shares	Shares
	Granted to	Granted to	Total Shares	Exercise	Outstanding	Outstanding				Exercisable	Risk Free Interest
Date of Grant	Employees	Directors	Granted	Price	at 10/1/04	at 9/30/05	Forfeitures	Exercised	Expired	at 9/30/05	Rate	Volatility	Expected Life

December 2002	64,250	29,400	93,650	$10.00	70,650	53,450	4,160	11,000	2,040	21,380	4.06% - 4.49%	60%	5 yrs
May 2003	300		300	$11.13	300	300	—	—	—	120	2.70% - 3.30%	55%	5 yrs
June 2003	300		300	$11.13	300	300	—	—	—	120	2.70% - 3.30%	55%	5 yrs
November 2003	129,550	12,600	142,150	$14.71	139,050	127,920	9,104	2,026		30,110	4.06% - 4.49%	60%	5 yrs
November 2004	—	12,600	12,600	$19.94	—	12,600	—	—	—	—	3.10% - 3.60%	45%	3 yrs
February 2005	164,750		164,750	$19.94	—	152,400	12,350			—	3.10% - 3.60%	45%	4 yrs
March 2005	2,000		2,000	$19.94	—	2,000	—	—	—	—	3.10% - 3.60%	45%	4 yrs
April 2005	33,000		33,000	$29.81	—	33,000	—	—	—	—	4.10% - 4.20%	45%	4 yrs
June 2005	2,000		2,000	$29.81	—	2,000	—	—	—	—	4.10% - 4.20%	45%	4 yrs
Total	396,150	54,600	450,750		210,300	383,970	25,614	13,026	2,040	51,730
Weighted Average Exercise Price	$17.48	$13.38	$16.98		$13.12	$17.70	$16.47	$10.73	$10.00	$12.75